Exhibit 99.1

CIBC confirms agreements with Aimia and TD Bank Group

TORONTO, Sept. 16, 2013 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today it has reached tri-party agreements with Aimia and TD Bank Group.

Under the terms of the 10-year agreement with Aimia, CIBC will continue to be an issuer of Aeroplan related travel credit cards. This agreement ensures that CIBC Aerogold VISA clients will continue to earn Aeroplan miles as usual and will benefit from the enhanced Aeroplan program starting January 2014.

CIBC will sell approximately 50 per cent of its existing Aerogold VISA portfolio to TD, consisting primarily of credit card only customers. Consistent with its strategy to invest in and deepen client relationships, CIBC will retain the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC.

Key Financial Terms

The portfolio being divested by CIBC consists of approximately $3 billion of credit card receivables. Upon closing, CIBC will receive a cash payment from TD that will be equal to the approximately $3 billion in credit card receivables outstanding being acquired by TD.

CIBC will also receive upon closing, in aggregate $200 million in upfront payments from TD and Aimia as well as annual payments from TD of approximately $37.5 million per year in each of the 3 years after closing.

In addition to these amounts, CIBC will release approximately $65 million of loan loss provisions related to the sold portfolio, and incur approximately $55 million in costs, $25 million on closing and $30 million over the next four quarters. The net income of the upfront payments, loan loss release and closing costs is expected to be approximately $180 million.

CIBC will also free up approximately $280 million of regulatory capital related to the reduction of credit card receivables.

Based on current levels of profitability, the annual earnings impact of the agreements being announced today is a reduction of approximately $0.45 per share on an ongoing basis.

Separate from the tri-party agreements announced today, CIBC will also continue with its plans to introduce an enhanced proprietary travel loyalty rewards card. As previously disclosed, CIBC will spend approximately $50 million related to this launch, of which approximately $30 million will be in fiscal 2013 and the remainder will be spent in 2014.

Key Agreement Terms

Under the terms of this agreement:

•	CIBC will continue to have rights to market the Aeroplan program and originate new Aerogold cardholders through its CIBC branded channels.
•	The parties have agreed to certain provisions to compensate for the risk of cardholder migration from one party to another. There is potential for payments of up to $400 million by TD/Aimia or CIBC for migration of Aeroplan credit card accounts.
•	The CIBC and Aimia agreement includes an option for either party to terminate the agreement after the third year and penalty payments due from CIBC to Aimia if holders of Aeroplan credit cards from CIBC's retained portfolio switch to other CIBC credit cards above certain thresholds.
•	CIBC will work with TD under an interim servicing agreement to effect a smooth transition of the customers moving to TD.

Legal and Closing Conditions

•	The closing, which is expected to occur in December 2013, is subject to customary closing conditions, including receipt of necessary regulatory approvals.
•	In conjunction with the agreement being announced today, CIBC has also agreed that, upon closing of the transactions contemplated by the purchase agreement, CIBC will fully release Aimia and TD from any potential claims in connection with TD becoming Aeroplan's primary financial credit card partner.

Investor Teleconference

•	CIBC will host an analyst and investor conference call at 8:45 am ET today to discuss this matter. The conference call will be available in English (416-340-2217 in Toronto, or toll-free 1-866-696-5910, passcode 4503914#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 9368461#). Participants are asked to dial in 10 minutes before the call. Immediately following the prepared comments, CIBC executives will be available to answer questions.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of securities laws in Canada and the United States. These statements include, but are not limited to, statements about closing conditions, requirement for regulatory approval, our operations, cards business, financial condition, annual earnings impact, risk management, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements including, higher than anticipated costs to launch an enhanced proprietary travel card; lower than anticipated interchange rates and card usage; industry competition; changes in network rules; credit and market risks; changes in market rates and prices; and our ability to anticipate and manage the risks associated with these factors. We do not undertake to update any forward-looking statement except as required by law.

About CIBC
CIBC is a leading North American financial institution with more than 11 million personal banking and business clients. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, and has offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com.

Image with caption: "Ed Clark, Group President and CEO, TD Bank Group; Rupert Duchesne, Group Chief Executive, Aimia; and Gerry McCaughey, President and CEO, CIBC; announce the confirmed agreements between TD, Aimia and CIBC regarding Aeroplan-branded Visa credit cards. (CNW Group/CIBC)". Image available at: http://photos.newswire.ca/images/download/20130916_C7134_PHOTO_EN_30870.jpg

SOURCE: CIBC

%CIK: 0001045520

For further information:

Kevin Dove, Head of External Communications at 416-980-8835, kevin.dove@cibc.ca.

CO: CIBC

CNW 06:32e 16-SEP-13